Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Veea Inc. (formerly known as Plum Acquisition Corp. I) on Amendment No. 1 to Form S-1 (File No. 333-283775) of our report dated March 1, 2024, with respect to our audits of the financial statements of Plum Acquisition Corp. I as of December 31, 2023 and 2022 and for the years then ended, which includes an explanatory paragraph as to Plum Acquisition Corp. I’s ability to continue as a going concern, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on September 19, 2024 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, TX

January 10, 2025